FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of December 2004


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)


14 December 2004

               COLT ANNOUNCES CHANGES TO NON-EXECUTIVE DIRECTORS

COLT Telecom Group plc (COLT) a leading pan-European provider of business communications solutions and services, announced today changes in the composition of its Board of Directors with the appointment of John Remondi and the resignation of Steve Akin, Jim Curvey and Paul Chisholm.

Mr Remondi is Senior Vice President and Managing Director of FMR Corp. He has held a number of senior positions in the Fidelity organisation including President of Fidelity Management LLC, Managing Director of Fidelity Ventures and Chief Financial Officer of FMR Corp. He is also a Director of Asia Telecom Group, L.P. (KVH); MetroRED Telecom Group Ltd; The Strober Organisation, Inc.; W.R. Hambrecht & Co and Geerlings & Wade Inc.

There are no matters in connection with this appointment to be disclosed under paragraph 6.F.2 (b) to (g) of the Listing Rules of the UK Listing Authority.

Commenting on these changes COLT Chairman Barry Bateman said:

"John Remondi's wide business experience will be invaluable as we continue to develop and transform COLT. I look forward to working with him as we once again position COLT as an innovating force in the European telecommunications market.

"Having completed the hand over of responsibilities former CEO Steve Akin has, as planned, resigned from the Board to devote all his energies to his new role at Fidelity in Boston.

"Jim Curvey and Paul Chisholm have been mainstays of COLT since its creation in 1992 and after 12 years with the company have decided the time is now right for them to step down from the Board.

"On behalf of the Board I wish to express my thanks to Steve, Jim and Paul for the contribution thy have made to COLT's success over the years."

About COLT

COLT Telecom Group plc is a leading pan-European provider of business communications services. COLT has over 19,000 network services and data centre solutions customers. The company owns an integrated 20,000 kilometre network that directly connects 32 major cities in 13 countries augmented with a further 42 points of presence across Europe and 11 Data Solution Centres. COLT supplies customers across the full spectrum of industry, service and government sectors with unrivalled end-to-end network security, reliability and service.

COLT Telecom Group plc is listed on the London Stock Exchange (CTM.L) and NASDAQ
(COLT). Information about COLT and its products and services can be found on the web at www.colt.net

For further information contact:

John Doherty
Director Corporate Communications
Email: jdoherty@colt-telecom.com
Tel: +44 20 7390 3681

Gill Maclean
Head of Corporate Communications
Email: gill.maclean@colt-telecom.com
Tel: +44 20 7863 5314







                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 14 December, 2004                              COLT Telecom Group plc



                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary